KLABIN S.A.
Rua Formosa 367
01075-900 São Paulo
Brasil

tel +55 11 3225 4000

82-34628



RECEIVED
2005 JUN 15 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Klabin

São Paulo, June 10, 2005..

Ms. Anne Marie Tierney
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

05008990

Re: KLABIN S.A.

SUPPL

Dear Madam:

Please find enclosed herewith the Quarterly Information (ITR) of the period ended on June 30, 2005.

Very truly yours,

PROCESSED
JUN 16 2005
THOMSON FINANCIAL



Maria Elizabeth Toledo Pacheco
Legal Department

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Quarterly Financial Statements for the Three-month Period Ended March 31, 2005 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2005, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The purpose of our review was to issue a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The Company and consolidated statements of cash flows for the quarters ended March 31, 2005 and 2004, presented for purposes of providing supplemental information on the Company and its subsidiaries, are not a required part of the interim financial statements. The statements of cash flows for the quarters ended March 31, 2005 and 2004 have been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to these supplemental financial statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the quarters ended March 31, 2005 and 2004 taken as a whole.

5. We had previously audited the Company and consolidated balance sheets as of December 31, 2004, and reviewed the statements of income for the quarter ended March 31, 2004, presented for comparative purposes, and issued an unqualified opinion thereon and unqualified review report thereon, dated February 4, 2005 and April 23, 2004, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 22, 2005



DELOITTE TOUCHE TOHMATSU
Auditores Independentes



Eduardo Jorge Costa Martins
Engagement Partner

RK0013.DOC

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – NIRE 35300188349		

01.02 – HEAD OFFICE

1 – ADRESS			2 – SUBRUB OR DISTRICT	
RUA FORMOSA Nº 367 – 12º ANDAR			CENTRO	
3 – POSTAL CODE: 01075-900	4 - MUNICIPALITY: SÃO PAULO			5 – STATE: SP
6-AREA CODE: 011	7 – TELEPHONE: 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11-AREA CODE: 011	12 – FAX: 3225-4241	13 – FAX	14 – FAX	
15 – E-MAIL: klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
RONALD SECKELMANN				
2 – ADDRESS: RUA FORMOSA Nº 367 – 12º ANDAR			3 – SUBURB OR DISTRICT: CENTRO	
4 – POSTAL CODE: 01075-900	5 - MUNICIPALITY: SÃO PAULO			6 – STATE: SP
7-AREA CODE: 011	8 – TELEPHONE: 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12-AREA CODE: 011	13 – FAX: 3225-4241	14 – FAX	15 – FAX	
16 – E-MAIL: rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 – END
1/01/2005	12/31/2005	1	1/01/2005	3/31/2005	4	10/01/2004	12/31/2004

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	**12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE**
Eduardo Jorge Costa Martins	066.557.558-08

Rubricado tão-somente para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 3/31/2005	2 - PRIOR QUARTER 12/31/2004	3 - SAME QUARTER IN PRIOR YEAR 3/31/2004
Paid-up capital			
1 – Common	316,827	317,049	317,049
2 – Preferred	600,856	601,751	601,751
3 – Total	917,683	918,800	918,800
Treasury shares			
4 – Common	0	222	222
5 – Preferred	0	895	895
6 – Total	0	1,117	1,117

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Annual/Extraordinary Shareholders' Meeting	3/21/2005	Dividend	4/08/2005	COMMON	0.0920500000
02	Annual/Extraordinary Shareholders' Meeting	3/21/2205	Dividend	4/08/2005	PREFERRED	0.1012600000

Rubricado tão-somente para fins de identificação.



DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)
01	3/21/2005	1,100,000	190,141	Profit reserves	0	0.0000000000
02	3/21/2005	1,100,000	109,859	Capital reserves	0	0.0000000000

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
4/25/2005	


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 3/31/2005	4 - 12/31/2004
1	Total Assets	4,654,271	4,345,606
1.01	Current Assets	1,994,024	1,796,546
1.01.01	Cash and cash equivalents	1,161,227	876,971
1.01.01.01	Cash and banks	14,445	16,472
1.01.01.02	Temporary cash investments	1,146,782	860,499
1.01.02	Receivables	439,933	499,864
1.01.02.01	Trade accounts receivable	386,667	508,470
1.01.02.02	Discounted exchange and trade receivables	(30,829)	(5,609)
1.01.02.03	Allowance for doubtful accounts	(23,507)	(19,763)
1.01.02.04	Subsidiaries and affiliates	107,602	16,766
1.01.03	Inventories	294,912	272,587
1.01.04	Other	97,952	147,124
1.01.04.01	Recoverable taxes	54,625	109,356
1.01.04.02	Prepaid expenses	15,839	9,236
1.01.04.03	Other receivables	12,767	14,304
1.01.04.04	Notes receivable	14,721	14,228
1.02	Long-term assets	363,061	361,699
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	1,640	150
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	1,640	150
1.02.02.03	Other related parties	0	0
1.02.03	Other	361,421	361,549
1.02.03.01	Deferred income and social contribution taxes	177,191	179,428
1.02.03.02	Escrow deposits	92,066	89,973
1.02.03.03	Taxes available for offset	21,936	20,994
1.02.03.04	Prepaid expenses	4,406	3,565
1.02.03.05	Other receivables	33,157	32,737
1.02.03.06	Notes receivable	32,665	34,852
1.03	Permanent assets	2,297,186	2,187,361
1.03.01	Investments	424,533	306,069
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	422,409	303,944
1.03.01.03	Other investments	2,124	2,125
1.03.02	Property, plant and equipment	1,824,841	1,823,998
1.03.03	Deferred charges	47,812	57,294

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 3/31/2005	4 - 12/31/2004
2	Total liabilities and shareholders' equity	4,654,271	4,345,606
2.01	Current liabilities	952,563	877,273
2.01.01	Loans and financing	451,748	396,103
2.01.02	Debentures	23,118	8,887
2.01.03	Trade accounts payable	112,839	133,217
2.01.04	Taxes payable	44,037	93,499
2.01.04.01	Other taxes	29,905	22,966
2.01.04.02	Provision for income and social contribution taxes	14,132	70,533
2.01.05	Dividends payable	90,007	90,007
2.01.07	Payables to related parties	129,100	50,072
2.01.08	Other	101,714	105,488
2.01.08.01	Salaries, vacation and payroll charges	43,059	59,222
2.01.08.02	Other payables	58,655	46,266
2.02	Long-term liabilities	1,466,206	1,360,822
2.02.01	Loans and financing	1,004,557	903,880
2.02.02	Debentures	314,050	314,050
2.02.04	Payables to related parties	0	252
2.02.05	Other	147,599	142,640
2.02.05.01	Deferred income and social contribution taxes	3,222	3,368
2.02.05.02	Provision for contingencies	116,238	114,533
2.02.05.03	Other payables	28,139	24,739
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,235,502	2,107,511
2.05.01	Capital	1,100,000	800,000
2.05.02	Capital reserves	83,986	193,845
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	0	109,646
2.05.02.03	Tax incentives	0	213
2.05.03	Revaluation reserves	88,993	89,521
2.05.03.01	Own assets	88,993	89,521
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	834,004	1,024,145
2.05.04.01	Legal	72,821	72,821
2.05.04.02	Statutory	761,183	955,189
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	0	(3,865)
2.05.04.07.01	Treasury shares	0	(3,865)
2.05.05	Retained earnings	128,519	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3-1/01/2005 to 3/31/2005	4-1/01/2005 to 3/31/2005	5-1/01/2004 to 3/31/2004	6-1/01/2004 to 3/31/2004
3.01	Gross revenue from sales and/or services	758,702	758,702	709,365	709,365
3.02	Deductions	(123,990)	(123,990)	(95,400)	(95,400)
3.03	Net revenue from sales and/or services	634,712	634,712	613,965	613,965
3.04	Cost of sales and/or services	(461,175)	(461,175)	(392,881)	(392,881)
3.05	Gross profit	173,537	173,537	221,084	221,084
3.06	Operating (expenses) income	(28,021)	(28,021)	(72,061)	(72,061)
3.06.01	Selling	(52,609)	(52,609)	(69,746)	(69,746)
3.06.02	General and administrative	(36,345)	(36,345)	(28,261)	(28,261)
3.06.03	Financial, net	(33,339)	(33,339)	(27,700)	(27,700)
3.06.03.01	Financial income	35,712	35,712	26,877	26,877
3.06.03.02	Financial expenses	(69,051)	(69,051)	(54,577)	(54,577)
3.06.04	Other operating income	362	362	248	248
3.06.05	Other operating expenses	(9,701)	(9,701)	(13,046)	(13,046)
3.06.06	Equity in subsidiaries	103,611	103,611	66,444	66,444
3.07	Income from operations	145,516	145,516	149,023	149,023
3.08	Nonoperating income, net	(1,303)	(1,303)	1,063	1,063
3.08.01	Income	84	84	1,219	1,219
3.08.02	Expenses	(1,387)	(1,387)	(156)	(156)
3.09	Income before taxes and profit sharing	144,213	144,213	150,086	150,086
3.10	Provision for income and social contribution taxes	(13,952)	(13,952)	(19,338)	(19,338)
3.11	Deferred income tax	(2,091)	(2,091)	(10,863)	(10,863)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	128,170	128,170	119,885	119,885
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0,13967	0,13967	0,13064	0,13064
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

During 2004, the Company established 12 silent partnerships, and in the first quarter of 2005, 2 others were established, with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In December 2004, the wholly-owned subsidiary Klabin Ltd. (formerly Mirca Ltd.) established a commercial export company named Klabin Trade. In January 2005, Klabin S.A. began exporting its products through this subsidiary.

2 SIGNIFICANT ACCOUNTING PRACTICES

Accounting practices applied

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2004.

3 CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	3/31/2005	12/31/2004	3/31/2005	12/31/2004
Cash and banks	14,445	16,472	22,838	20,561
Temporary cash investments:				
. Local currency	942,779	659,580	987,225	705,802
. Foreign currency	168,515	166,784	368,137	364,265
	1,125,739	**842,836**	**1,378,200**	**1,090,628**
Temporary cash investments – restricted account	35,488	34,135	35,488	34,135
	1,161,227	**876,971**	**1,413,688**	**1,124,763**


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

4 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

	Company and consolidated	
	3/31/2005	**12/31/2004**
Nondeductible provisions	96,424	92,633
Taxes being challenged in court	13,937	13,814
Tax loss carryforwards	66,830	72,981
Long-term assets	**177,191**	**179,428**
Deferred income tax on sale of assets	1,351	1,351
Accelerated depreciation incentive	1,871	2,017
Long-term liabilities	**3,222**	**3,368**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2004 to 2009, as shown below:

	Company and consolidated	
	3/31/2005	**12/31/2004**
2005	37,801	37,801
2006	29,930	29,930
2007	33,542	33,542
2008	37,420	37,420
2009	38,498	40,735
	177,191	**179,428**

Since it was difficult to foresee exactly the term of realization of the deferred taxes, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of the mentioned tax credits classified in long-term assets.


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) **Reconciliation of income and social contribution taxes at the effective tax rate**

	Company		Consolidated	
	3/31/2005	3/31/2004	3/31/2005	3/31/2004
Income before income and social contribution taxes	**144,213**	**150,086**	**155,794**	**152,879**
Income and social contribution taxes at the rate of 34%	49,032	51,030	52,970	51,979
Tax effect of principal additions (deductions):				
Equity in subsidiaries	(35,228)	(22,591)	54	46
Difference in subsidiaries' taxes			(34,629)	(19,246)
Pension plan contribution		1,213		1,213
Directors' bonuses	1,131		1,131	
Realization of special monetary restatement	173	364	173	364
Donations and gifts	422	593	422	593
Nondeductible royalties	351	315	351	315
Earnings from untaxed foreign investment	(1,047)		(1,047)	
Other effects	1,209	(723)	574	(2,448)
	16,043	**30,201**	**19,999**	**32,816**
Income and social contribution taxes:				
. Current	13,952	19,338	17,908	21,953
. Deferred	2,091	10,863	2,091	10,863
Income and social contribution taxes in the statement of income	**16,043**	**30,201**	**19,999**	**32,816**


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

5 RELATED PARTIES

							Company
				3/31/2005			12/31/2004
		Assets Liabilities	Income (Expenses)	Purchases (Sales)	Assets Liabilities	Income (Expenses)	Purchases (Sales)
CURRENT ASSETS – Trade accounts receivable							
Subsidiaries:							
Klabin Argentina S.A.	(i)	8,808		1,014	15,338		28,022
Klabin Trade	(ii)	95,841		79,015			
Silent partnerships:							
. Paraná	(i)	2,041			800		
. Santa Catarina	(i)	412			120		
Other		500			508		
		107,602			16,766		
LONG-TERM ASSETS							
Klabin Trade	(vi)	1,485					
Other		155			150	313	
		1,640			**150**		
CURRENT LIABILITIES							
Trade accounts payable							
Silent partnerships:							
. Paraná	(iii)	73,636		(62,595)	20,084		(154,173)
. Santa Catarina	(iii)	53,774		(42,390)	28,308		(183,271)
Other		73			81		
Royalties:							
Sogemar – Soc. Geral de Marcas Ltda.	(iv)	1,161	(3,206)		1,146	(12,908)	
Monteiro Aranha S.A.	(iv)	238	(657)		235	(2,645)	
Other	(iv)	218	(515)		218	(2,075)	
Commission for guarantee							
Klabin Irmãos & Cia.	(v)		(1,490)			(16,740)	
		129,100			**50,072**		
LONG-TERM LIABILITIES							
Other							
Antas Serviços Florestais Ltda.					**252**		

(i) *Balance receivable from operations at prices and terms under usual market conditions;*
(ii) *Shipment of paper at prices with approximately 20% margin over production cost;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark use license;*
(v) *Commission for guarantee of the 2% p.a. BNDES financing balance;*
(vi) *Intercompany account.*


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

6 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

					Company
				3/31/2005	3/31/2004
Subsidiaries		**Ownership interest - %**	**Equity in subsidiaries for the period**	**Investment**	**Investment**
. Klabin Ltd. (formerly Mirca Limited)	(*)	100	19,441	216,921	197,480
. Klabin Argentina S.A.	(**)	100	1,566	21,465	19,899
. IKAPÊ Empreendimentos Ltda.		100	2	3,300	3,298
. Klapart Participações S.A.		100		13,579	13,579
. Klabin do Paraná Prods. Florestais Ltda.		100	(94)	4,684	4,778
. Other			(692)	1,040	1,701
			20,223	**260,989**	**240,735**
Silent partnerships		**Average ownership interest - %**			
. Paraná		92	50,109	115,926	48,523
. Santa Catarina		92	33,279	45,494	14,686
			83,388	**161,420**	**63,209**
			103,611	**422,409**	**303,944**

(*)Parent company of Klabin Trade;
(**)Direct and indirect ownership interest.

In the period ended March 31, 2005, the Company received R$ 25,610, referring to the supplementary dividends for 2004.

7 PROPERTY, PLANT AND EQUIPMENT

a) Company

	3/31/2005	12/31/2004
Land	146,296	155,806
Buildings and structures	179,649	161,808
Machinery, equipment and installations	999,005	864,869
Investments in progress	148,368	278,575
Forestation and reforestation	247,880	270,871
Other	103,643	92,069
	1,824,841	**1,823,998**

b) Consolidated

						3/31/2005	12/31/2004
	Annual depreciation rate -%	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	Total	Total
Land		97,287	75,973			173,260	173,227
Buildings and structures	4	307,719	45,758	(128,273)	(32,533)	192,671	174,253
Machinery, equipment and installations	5 a 20	2,326,991	88,986	(1,319,798)	(88,986)	1,007,193	873,845
Forestation and reforestation		446,903		(144,561)		302,342	300,334
Investments in progress		154,780				154,780	284,987
Other	10	238,137	7,055	(135,454)	(4,842)	104,896	93,334
		3,571,817	**217,772**	**(1,728,086)**	**(126,361)**	**1,935,142**	**1,899,980**

i) *As approved at the Annual Shareholders' Meetings held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts, As permitted under the terms of the IBRACON Technical Pronouncement XXIV, ratified by CVM Resolution No. 183/95, management opted to maintain the revaluation reserves recorded as of June 30, 1995.*

ii) *Based on CVM Resolution No. 183/95, the realized portion of the revaluation reserve is transferred to retained earnings, together with income and social contribution taxes on this realized revaluation reserve.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

8 DEFERRED CHARGES

		3/31/2005			12/31/2004
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
. Igaras Papéis e Embalagens S.A.	(i)	186,363	(145,137)	41,226	50,546
Implementation and preoperating expenses	(ii)	31,171	(28,132)	3,039	3,824
Reorganization and installation expenses	(ii)	1,811	(1,340)	471	510
Other		6,413	(3,337)	3,076	2,414
		225,758	**(177,946)**	**47,812**	**57,294**
Consolidated					
Klabin Argentina S.A.		3,586	(3,336)	250	428
Other		2,817	(562)	2,255	2,157
		232,161	**(181,844)**	**50,317**	**59,879**

(i) *The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.*

(ii) *Refers to preoperating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as implementation and preoperating expenses of several projects of the industrial divisions, which are being amortized over five years.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

9 LOANS AND FINANCING

a) Balances

	Annual interest %	Weighted average rate %	Company and Consolidated			
					3/31/2005	12/31/2004
			Current	Long-term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES)	7.0 to 11.6	10.5	107,572	181,205	288,777	316,513
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	10.0	4,685	7,220	11,905	13,192
. Export credit	CDI + 1.4 of 110.0 of CDI	20.0	35,839	193,000	228,839	156,363
. Working capital	SELIC+1.2 to 114.0 of CDI	20.3	23,315	225,839	249,154	131,359
. Other	1.0	1.0	1,244	1,478	2,722	2,848
			172,655	608,742	781,397	620,275
In foreign currency (*)						
. Property, plant and equipment	3.3 to 6.4	5.2	7,449	2,826	10,275	11,835
. Export	3.5 to 7.6	6.1	271,597	239,025	510,622	541,040
. Other	7.9	7.9	47	13,404	13,451	
			279,093	255,255	534,348	552,875
			451,748	863,997	1,315,745	1,173,150
Interest rate swap contract – hedge (**)	100.0 of CDI			140,560	140,560	126,833
			451,748	1,004,557	1,456,305	1,299,983
Long-term maturities:						
2006				326,951		
2007				264,349		
2008				207,861		
2009				38,757		
2010				55,336		
2011				49,601		
2012				37,101		
2013				24,601		
				1,004,557		

(*) Mainly in US dollars.
(**) On March 11, 2003, a swap transaction of US$ 100,000 was contracted with Banco Votorantin S.A., maturing in February 2008.

b) Collaterals

Financing is collateralized by pledges of inventories, land, buildings, improvements, machinery, equipment and installations, guarantee deposits, as well as guarantees and sureties from controlling shareholders.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

10 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 Debentures of its 5th issue. The Debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

11 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Company and Consolidated	
Nature of the contingency	**3/31/2005**	**12/31/2004**
Tax	88,661	87,710
Labor	23.909	24,149
Other	3,668	2,674
	116,238	**114,533**

The escrow deposits recorded in long-term assets totaled R$ 92,066 (R$ 89,973 in 2004) for Company, and R$ 92,675 (R$ 90,803 in 2004) for consolidated.

In addition to these lawsuits, Klabin S.A. and its subsidiaries are involved in tax, civil and labor lawsuits, involving possible contingent risks, not accrued, in the amount of R$ 178,014.

The labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

The tax lawsuits refer mainly to the questioning of increase in the PIS and COFINS tax basis introduced by Law No. 9718/98.

12 SHAREHOLDERS' EQUITY

In the Extraordinary Shareholders' Meeting held on March 21, 2005, the cancellation of 221,829 common shares and 895,216 preferred shares held in treasury was approved, without capital reduction.

In the Annual Shareholders' Meeting held on March 21, 2005, the increase in subscribed capital by the amount of R$ 300,000 was approved, of which R$ 109,859 with capital reserves and R$ 190,141 with profit reserves, without the issuance of shares, upon which capital increased to R$ 1,100,000.

a) Changes

Balances as of December 31, 2004	**2,107,511**
Net income	128,170
Income tax on revaluation reserve	(179)
Balances as of March 31, 2005	**2,235,502**


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

b) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of March 31, 2005	88,993
Monetary restatement determined by Law No. 8200/91, included in revaluation reserve	(45,155)
Tax effects	(14,905)
	28,933

13 FINANCIAL INSTRUMENTS

a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) Currency risk and derivatives

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in U.S. dollars. Swap agreements are used to exchange the foreign exchange variations on liabilities for the Interbank Deposit (CDI) rate. The calculated loss on these operations, in the amount of R$ 13,727, was fully recognized in income for the quarter and recorded as increase in the corresponding financing.

In addition, as approximately 27% of sales are in U.S. dollars, management believes that there is a natural hedge against part of the liabilities in foreign currency.

d) Fair values

As of March 31, 2005, the fair values of cash and cash equivalents, temporary cash investments, trade accounts receivable and payable approximate the amounts recorded in the financial statements due to their short term. The fair values of loans and financing substantially approximate the amounts recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any moment at book value.

The book and fair values of swap transactions are as follows.

				Company and Consolidated
	3/31/2005		12/31/2004	
	Book Value	Fair value	Book value	Fair value
Financing (Note 9) - Swap transactions	140,560	179,468	126,833	166,636

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

14 STATEMENT OF CASH FLOWS

	Company		Consolidated	
	3/31/2005	3/31/2004	3/31/2005	3/31/2004
Cash flows from operating activities				
Net income	128,170	119,885	128,170	119,885
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	52,993	53,071	58,645	56,534
. Gain (loss) on sale of assets	964	(783)	1,262	(783)
. Deferred income and social contribution taxes	2,091	10,863	2,091	10,863
. Interest and exchange variation on loans and financing	62,017	45,095	62,017	40,702
. Equity in subsidiaries	(103,611)	(66,444)	160	136
. Exchange variation on foreign investments		(996)	(468)	(1,964)
. Minority interest			7,625	178
Decrease (increase) in assets				
. Trade accounts receivable	59,931	2,413	35,295	(50,785)
. Inventories	(22,325)	7,042	(24,069)	20,788
. Recoverable taxes	53,789	18,170	52,500	47,188
. Prepaid expenses	(7,444)	(1,303)	(7,444)	(1,084)
. Other receivables	2,911	89,314	1,988	88,338
Increase (decrease) in liabilities				
. Trade accounts payable	58,650	47,090	(21,621)	(2,911)
. Other taxes	6,939	6,371	8,572	6,770
. Provision for income and social contribution taxes	(56,581)	(44,676)	(55,564)	(42,502)
. Salaries, vacation and payroll charges	(16,163)	(15,343)	(16,287)	(15,257)
. Provision for contingencies	(250)	(16,456)	(250)	(16,456)
. Other payables	15,691	(16,555)	23,642	15,976
Net cash provided by operating activities (carried forward))	237,772	236,758	256,264	275,616

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Company		Consolidated	
	3/31/2005	3/31/2004	3/31/2005	3/31/2004
Net cash provided by operating activities (brought forward	**237,772**	**236,758**	**256,264**	**275,616**
Cash flows from investing activities:				
. Temporary cash investments	(1,353)		(1,353)	
. Guarantee deposits		(54,783)		(54,783)
. Purchase of property, plant and equipment	(80,986)	(42,955)	(87,031)	(44,292)
. Increase in deferred charges	(880)	(238)	(1,050)	(418)
. Sale of property, plant and equipment	84	890	84	890
. Loans to affiliates	(1,490)	(120)		
. Capital contribution	(31)		(31)	
. Dividends received from subsidiaries	25,610			
. Escrow deposits	(138)	(7,975)	83	(8,207)
. Other investments	(3,969)			
. Merger of subsidiary		61,943		
Net cash used in investing activities	**(63,153)**	**(43,238)**	**(89,298)**	**(106,630)**
Cash flows from financing activities:				
. New loans and financing	198,762	258,076	198,762	258,076
. Payment of loans and financing	(66,060)	(132,856)	(66,060)	(120,359)
. Payment of interest	(24,166)	(28,544)	(24,166)	(20,165)
. Capital contribution in subsidiaries by minority shareholders			12,070	1,630
. Loans to affiliates	(252)	(33,768)		
Net cash provided by financing activities	**108,284**	**62,908**	**120,606**	**119,182**
Increase in cash and cash equivalents	**282,903**	**256,428**	**287,572**	**288,168**
Opening balance of cash and cash equivalents	842,836	625,311	1,090,628	634,261
Closing balance of cash and cash equivalents	1,125,739	881,739	1,378,200	922,429
	282,903	**256,428**	**287,572**	**288,168**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

Rubricado tão-somente para fins de identificação.



DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 3/31/2005	4 - 12/31/2004
1	Total Assets	4,626,900	4,368,152
1.01	Current Assets	2,266,305	2,032,678
1.01.01	Cash and cash equivalents	1,413,688	1,124,763
1.01.01.01	Cash and banks	22,838	20,561
1.01.01.02	Temporary cash investments	1,390,850	1,104,202
1.01.02	Receivables	452,638	487,933
1.01.02.01	Trade accounts receivable	508,997	515,152
1.01.02.02	Discounted exchange and trade receivables	(30,829)	(5,609)
1.01.02.03	Allowance for doubtful accounts	(25,530)	(21,610)
1.01.02.04	Subsidiaries and affiliates	0	0
1.01.03	Inventories	296,719	269,761
1.01.04	Other	103,260	150,221
1.01.04.01	Recoverable taxes	56,232	109,674
1.01.04.02	Prepaid expenses	15,839	9,236
1.01.04.03	Other receivables	16,468	17,083
1.01.04.04	Notes receivable	14,721	14,228
1.02	Long-term assets	365,230	365,579
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	365,230	365,579
1.02.03.01	Deferred income and social contribution taxes	177,191	179,428
1.02.03.02	Escrow deposits	92,675	90,803
1.02.03.03	Taxes available for offset	21,936	20,994
1.02.03.04	Prepaid expenses	4,406	3,565
1.02.03.05	Other receivables	36,356	35,937
1.02.03.06	Notes receivable	32,666	34,852
1.03	Permanent assets	1,995,365	1,969,895
1.03.01	Investments	9,906	10,036
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	7,782	7,911
1.03.01.03	Other investments	2,124	2,125
1.03.02	Property, plant and equipment	1,935,142	1,899,980
1.03.03	Deferred charges	50,317	59,879


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 3/31/2005	4 - 12/31/2004
2	Total liabilities and shareholders' equity	4,626,900	4,368,152
2.01	Current liabilities	842,824	837,895
2.01.01	Loans and financing	451,748	396,103
2.01.02	Debentures	23,118	8,887
2.01.03	Trade accounts payable	116,872	136,894
2.01.04	Taxes payable	50,611	97,424
2.01.04.01	Other taxes	32,633	24,061
2.01.04.02	Provision for income and social contribution taxes	17,978	73,363
2.01.05	Dividends payable	90,007	90,007
2.01.07	Payables to related parties	0	1,599
2.01.08	Other	110,468	106,981
2.01.08.01	Salaries, vacation and payroll charges	44,428	60,715
2.01.08.02	Other payables	66,040	46,266
2.02	Long-term liabilities	1,469,515	1,363,382
2.02.01	Loans and financing	1,004,557	903,880
2.02.02	Debentures	314,050	314,050
2.02.04	Payables to related parties	0	0
2.02.05	Other	150,908	145,452
2.02.05.01	Deferred income and social contribution taxes	3,222	3,368
2.02.05.02	Provision for contingencies	116,238	114,533
2.02.05.03	Other payables	31,448	27,551
2.03	Deferred income	0	0
2.04	Minority interest	79,059	59,364
2.05	Shareholders' equity	2,235,502	2,107,511
2.05.01	Capital	1,100,000	800,000
2.05.02	Capital reserves	83,986	193,845
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	0	109,646
2.05.02.03	Tax incentives	0	213
2.05.03	Revaluation reserves	88,993	89,521
2.05.03.01	Own assets	88,993	89,521
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	834,004	1,024,145
2.05.04.01	Legal	72,821	72,821
2.05.04.02	Statutory	761,183	955,189
2.05.04.07	Other profit reserves	0	(3,865)
2.05.04.07.01	Treasury shares	0	(3,865)
2.05.05	Retained earnings	128,519	0

Rubricado tão-somente para fins de identificação.



DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3-1/01/2005 to 3/31/2005	4-1/01/2005 to 3/31/2005	5-1/01/2004 to 3/31/2004	6-1/01/2004 to 3/31/2004
3.01	Gross revenue from sales and/or services	800,191	800,191	729,272	729,272
3.02	Deductions	(126,987)	(126,987)	(99,029)	(99,029)
3.03	Net revenue from sales and/or services	673,204	673,204	630,243	630,243
3.04	Cost of sales and/or services	(364,043)	(364,043)	(341,422)	(341,422)
3.05	Gross profit	309,161	309,161	288,821	288,821
3.06	Operating (expenses) income	(152,014)	(152,014)	(137,005)	(137,005)
3.06.01	Selling	(71,613)	(71,613)	(70,501)	(70,501)
3.06.02	General and administrative	(37,156)	(37,156)	(29,097)	(29,097)
3.06.03	Financial, net	(29,803)	(29,803)	(21,901)	(21,901)
3.06.03.01	Financial income	37,884	37,884	29,999	29,999
3.06.03.02	Financial expenses	(67,687)	(67,687)	(51,900)	(51,900)
3.06.04	Other operating income	252	252	248	248
3.06.05	Other operating expenses	(13,534)	(13,534)	(15,618)	(15,618)
3.06.06	Equity in subsidiaries	(160)	(160)	(136)	(136)
3.07	Income from operations	157,147	157,147	151,816	151,816
3.08	Nonoperating income, net	(1,353)	(1,353)	1,063	1,063
3.08.01	Income	84	84	1,219	1,219
3.08.02	Expenses	(1,437)	(1,437)	(156)	(156)
3.09	Income before taxes and profit sharing	155,794	155,794	152,879	152,879
3.10	Provision for income and social contribution taxes	(17,908)	(17,908)	(21,953)	(21,953)
3.11	Deferred income tax	(2,091)	(2,091)	(10,863)	(10,863)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(7,625)	(7,625)	(178)	(178)
3.15	Net income	128,170	128,170	119,885	119,885
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0,13967	0,13967	0,13064	0,13064
	LOSS PER SHARE				


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Financial Highlights

The information presented herewith in connection with the Company's operations and finances in 1Q05, 1Q04 and 4Q04 consists of consolidated figures stated in local currency (R$), in accordance with the generally accepted accounting practices adopted in Brazil, except where otherwise indicated.

R$ million	1Q05	1Q04	4Q04	Change 1Q05/1Q04	Change 1Q05/4Q04
Gross Revenue	800	729	828	10%	(3%)
Net Revenue	673	630	702	7%	(4%)
Domestic Market	490	419	504	17%	(3%)
Exports	183	211	198	(13%)	(8%)
% Exports	*27%*	*33%*	*28%*		
Gross Profit	309	289	315	7%	(2%)
Gross Margin	*46%*	*46%*	*45%*		
Selling Expenses	(72)	(71)	(67)	1%	7%
General and Administrative expenses	(37)	(29)	(49)	28%	(24%)
Other operating revenues expenses	(13)	(15)	(9)	(13%)	44%
Operating Profit (before Fin. Results)	187	174	190	7%	(2%)
Operating Margin	*28%*	*28%*	*27%*		
Depreciation, amortization and depletion	59	56	58	5%	2%
EBITDA	246	230	248	7%	(1%)
EBITDA Margin	*37%*	*37%*	*35%*		
Net Profit	128	120	89	7%	44%

	1Q05	1Q04	4Q04	Change 1Q05/1Q04	Change 1Q05/4Q04
Sales Volume (1,000 t)	317	340	325	(7%)	(2%)
Domestic Market	196	180	197	9%	(1%)
Exports	121	160	128	(24%)	(5%)
% Exports	*38%*	*47%*	*39%*		

Economic and Financial Performance

Sales Volume and Net Revenue

Sales volume totaled 317 thousand tons in 1Q05, following a seasonal cycle typical of this period. Klabin's performance met expectations, despite a reduction in total export volumes.

The Brazilian Association of Corrugated Cardboard Producers (ABPO) published that shipments of corrugated cardboard boxes, sheets and accessories was, in the 1Q05, 1.2% higher than 1Q04, however Klabin shipments was 6% higher than the same period last year.

Net revenue amounted to R$ 673 million in 1Q05, owing primarily to the performance of domestic sales and the good level of wood sales to sawmills and laminating companies.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales Volume and Net Revenue by Product


Sales Volume by Product
Others 3%
Bags 9%
Kraftliner 34%
Corrugated Boxes 31%
Boards 23%

Not include wood


Net Revenue by Product
Others 3%
Wood 11%
Kraftliner 20%
Bags 14%
Corrugated Boxes 30%
Boards 22%

Include wood

Sales Volume and Net Revenue by Market Segment


Sales Volume by Market
Exports 38%
Domestic Market 62%


Net Revenue by Market
Exports 27%
Domestic Market 73%

Operating Result

The cost of goods sold (COGS) grew in 1Q05 due to an increase in the price of supplies, in particular caustic soda, aluminium sulphite, latex and fuel oil. Another factor that contributed to the increase of COGS was the planned downtime for maintenance work at Otacílio Costa (SC) and for interconnections at Monte Alegre (PR), as part of the debottlenecking project.

The COGS in 1Q05 represented 54.1% of net revenue, maintaining the same level of 1Q04 (54.2%) and a reduction in comparison to 4Q04 (55.1%).

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gross profit totaled R$ 309 million in 1Q05, up 7% from 1Q04 and down 2% from 4Q04.

Gross margins remained at 46% in 1Q05.

Selling expenses, the most important item of which is export freight (R$ 43 million), fell 1% and 7% from 1Q04 and 4Q04, respectively. In 1Q05, break bulk freight costs rose 10% for shipments to northern Europe and 19% for products sold to Italy.

Despite the downtimes mentioned above, general and administrative expenses decreased R$ 11 million in comparison with 4Q04, but they increased R$ 8 million in relation to 1Q04 due to annual collective salary adjustments totaling 8% on average in 4Q04.

Operating result before net financial totaled R$ 187 million in 1Q05, up 8% from 1Q04 and down 1% from 4Q04, with an operating margin of 28%.

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) reached R$ 246 million in 1Q05, up R$16 million from 1Q04 and down R$ 2 million from 4Q04, with a margin of 37%.

Financial Result and Indebtedness

Net financial expenses amounted to R$ 30 million in 1Q05, which represents a R$ 16 million reduction in relation to 4Q04 and an R$ 8 million growth in comparison with 1Q04.

Long-term gross debt represented 74% of total indebtedness at the end of March 2005. The average term of Klabin's debt profile was lengthened to 28 months, with terms to maturity extending to 2013.

In 1Q05, the real appreciated 0.4% and 8.3% (position at the end of the month) in relation to 4Q04 and 1Q04, respectively.

Debts denominated in foreign currency totaled R$ 675 million in 1Q05 and they corresponded to 38% of gross debt. Trade finance (natural hedging) accounted for 76% of this debt.

R$ million	31-03-2005			31/12/2004		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	196	279	475	143	262	405
Long Term	923	396	1.319	801	417	1.218
GROSS DEBT	**1.119**	**675**	**1.794**	**944**	**679**	**1.623**
Cash and Short Term Investments			(1.414)			(1.125)
NET DEBT			**380**			**498**



The EBITDA / Net Financial Expenses ratio in 1Q05 was 8.2 times.

Net debt corresponds to 16% of total capitalization and 39% of annualized EBITDA.

Debentures issued in November 2004 and not convertible into shares received a BrA+ rating by Standard & Poors. This rating was reviewed up to BrAA- in February 2005 and it is expected to remain at this level going forward.

Net Result

The net profit reported in 1Q05 was R$ 128 million, up 7% and 44% from 1Q04 and 4Q04, respectively.

Business Evolution

BUSINESS UNIT – FORESTRY

Klabin sold 1.9 million tons of Pinus and Eucalyptus logs in 1Q05, of which 1.1 million tons were transferred to the plants in Paraná, Santa Catarina and São Paulo.

The volume of wood sold to sawmills and laminating companies in Paraná and Santa Catarina totaled 779 thousand tons. Demand for logs remained high throughout the quarter due to the level of activity in the U.S. building industry.

Net revenue from sales to third parties reached R$ 77 million, up 26% and 3% from 1Q04 and 4Q04, respectively.

Klabin has 353 thousand ha of lands shown in the table below:

Land and Forests	1,000 ha
Company land	**353**
Planted forests	**185**
Pine/Araucaria	145
Eucalyptus	40
Native preserved forests	**120**

BUSINESS UNIT – PAPERS

In the downtime that occurred at Monte Alegre last January, Klabin made certain interconnections required under the plant's debottlenecking project, which increased installed capacity of pulp by 100 thousand t/year and 50 thousand t/year of paper production, reducing the level of variable costs for fibers and improving general paper quality. Production showed positive results in February, indicating the success of this project.

The month of February saw another planned downtime, this time for maintenance work at Otacílio Costa (SC), when the quality control system of the machines was substituted, allowing for better quality in production.

The volume of paper and cardboard sales to third parties totaled 178 thousand tons in 1Q05, down 16% and 3% from 1Q04 and 4Q04, respectively. Exports accounted for 62% of the total volume.

Cardboard sales reached 73 thousand tons, generating a net revenue of R$ 149 million. Exported volume was 19 thousand tons with a revenue of R$ 39 million.

Klabin's cardboard sales force has developed new clients in traditional markets such as Central Europe, and continues to develop the cardboard market for US and Canada, which present good volume perspectives in the short term. Its cardboard products already enjoy the approval of large international breweries in Europe and North America.

Kraftliner sales totaled 105 thousand tons in 1Q05, of which 92 thousand tons were sold to offshore clients. The export volumes were exceptionally high in 1Q04 due to shipments related to 4Q03.

Kraftliner net revenue reached R$ 136 million.

Net revenue from kraftliner exports was negatively affected by two factors, namely: 1) an average appreciation of 4% of the *real* against the U.S. dollar in relation to 4Q04; and 2) an adjustment of approximately 15% in freight costs for shipments to Europe.

BUSINESS UNIT – PACKAGING – CORRUGATED CARDBOARD

Preliminary data published by the Brazilian Association of Corrugated Cardboard Producers (ABPO) indicate that the sale of corrugated cardboard boxes, sheets and accessories totaled 497 thousand tons in 1Q05, up 1.2% from the same period in 2004.

Although a drought in the south of Brazil delayed the harvest of tobacco crops in that region, Klabin still sold 99 thousand tons of cardboard products to this industry in 1Q05, i.e. 6% more than in 1Q04.

The first lot of mangoes grown in São Franscisco Valley and exported to Japan, and the meat exports to Russia were all packed into special corrugated cardboard boxes manufactured by Klabin. The volume of meat, tobacco and fruit produced in the Northeast for export should grow in the next quarters, creating a favorable scenario for the Company's packaging product sales.

Net revenue in this business unit totaled R$ 198 million, up 11% from 1Q04.

BUSINESS UNIT – PACKAGING – INDUSTRIAL MULTIWALL BAGS

Industrial multiwall bag sales amounted to 30 thousand tons in 1Q05, up 7% and 2% from 1Q04 and 4Q04, respectively.


Rubricado tão-somente
para fins de identificação
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Sales to local customers totaled 22 thousand tons. Highlight in 1Q05 the civil construction industry, which increased 20% in relation to 1Q04. The agribusiness (seeds) segment remained stable in comparison with 1Q04.

Klabin Argentina sold 6 thousand tons of industrial multiwall bags, generating a net revenue of R$ 14 million.

Capital Expenditure

In the 1T05, capex reached R$ 93 million:

R$ Million	1Q05
Reforestation	8
Paper Mills	59
Conversion	25
Others	1
Total	**93**

Not Include the boards duplication in Monte Alegre mill



08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The coated cardboard expansion project at Angatuba should increase the plant's installed capacity from 80 thousand to 100 thousand tons/year. A highlight in 1Q05 was the expansion of its cardboard production capacity from 25 thousand to 60 thousand tons/year. Following the original schedule, 90% of the equipment has already been ordered from suppliers.

A general downtime is scheduled for Angatuba in mid September so that this equipment may be installed and the plant prepared for production as of early October.

Sales Volume and Net Revenue Composition 1Q05

	1Q05	1Q04
Sales Volume (tons)	**316,741**	**340,447**
Domestic Market	195,493	180,146
Exports	121,248	160,301
Net Revenue (R$ thousand)	**673,204**	**630,243**
Domestic Market	490,007	418,827
Exports	183,197	211,416

Note :
Sales volume does not include wood. Net revenue include wood



10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	01
2 – ORDER No.	5th
3 –CVM REGISTRATION No.	CVM/SRE/DEB – 2004/041
4 –CVM REGISTRATION DATE	12/06/2004
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/01/2004
9 – MATURITY DATE	11/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Brazilian reais – R$)	10,000.00
14 – AMOUNT ISSUED (R$ 000)	314,050
15 – QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 – OUTSTANDING DEBENTURES (UNITS)	31,405
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – UNPLACED DEBENTURES (UNITS)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	05/01/2005

Rubricado tão-somente para fins de identificação.



DELOITTE TOUCHE TOHMATSU
Auditores Independentes

15.01 – INVESTMENT PROJECTS

Investments in the first quarter of 2005 totaled R$ 93.4 million in the main projects:

- Acquisition of forests and forestation;
- Project to increase production to 675,000 tons/year in the unit in Telêmaco Borba, state of Paraná;
- Installation of non-condensable gas collection and burning system in the units of Correia Pinto and Otacílio Costa, state of Santa Catarina;
- Refurbishment of paper machine in Angatuba, state of São Paulo;
- Project to improve the quality and increase the capacity for production of sized paper in the unit in Guapimirim, state of Rio de Janeiro;
- Acquisition of technology in the unit in Lages, state of Santa Catarina.



16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF MARCH 31, 2005.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Klabin Irmãos & Cia.	163,797,753	51.70			163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80			24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	33,142,268	5.52	96,600,873	10.53
Other (*)	64,871,551	20.47	567,713,465	94.48	632,585,016	68.93
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	SHARES	
SHAREHOLDERS	Number	%
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*)General partnership, with capital in the amount of R$ 1,000,000,00, represented by shares of various amounts.

Rubricado tão-somente para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	446,458,508	50.00
Vera Lafer	446,458,508	50.00
TOTAL	892,917,016	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Sylvia Lafer Piva	17,658,895	66.66662
Pedro Franco Piva	12	0.00005
Horácio Lafer Piva	2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	11.11111
TOTAL	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	276,765	13.310
GLIMDAS-ALPHA Participações Ltda.	142,020	6.829
Alberto Klabin (*)	276,787	13.310
Leonardo Klabin (*)	276,787	13.310
Stela Klabin (*)	276,787	13.310
Maria Klabin (*)	276,787	13.310
Dan Klabin (*)	276,787	13.310
Gabriel Klabin (*)	276,787	13.310
Espólio Maurício Klabin (*)	29	0.001
TOTAL	2,079,536	100.000

(*)Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS-ALPHA Participações Ltda.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	4,072	14.28772
Alberto Klabin	4,071	14.28421
Leonardo Klabin	4,071	14.28421
Stela Klabin	4,071	14.28421
Maria Klabin	4,071	14.28421
Dan Klabin	4,071	14.28421
Gabriel Klabin	4,071	14.28421
Other	2	0.00702
TOTAL	28,500	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Daniel Miguel Klabin	1,420,564	53.065
Rose Klabin (*)	418,821	15.645
Amanda Klabin (*)	418,821	15.645
David Klabin (*)	418,821	15.645
TOTAL	2,677,027	100.000

(*)Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.



16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Armando Klabin	4	
Wolff Klabin (*)	442,878,289	25.00
Daniela Klabin (*)	442,878,289	25.00
Bernardo Klabin (*)	442,878,289	25.00
José Klabin (*)	442,878,289	25.00
TOTAL	1,771,513,160	100.00

(*)Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Esther Klabin Landau	17,673,750	99.9999
Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
DAWOJOBE Partic. S.A.	2,686,869	11.0737
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.000

Rubricado tão-somente para fins de identificação.



DELOITTE TOUCHE TOHMATSU
Auditores Independentes

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*)Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARE	
SHAREHOLDERS	**Number**	**% of Capital**
GLIMDAS Participações S.A.	20,421,452,628	99.999
Other	43,261	0.001
TOTAL	20,421,495,889	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	SHARE	
SHAREHOLDERS	**Number**	**% of Capital**
DARAM Participações Ltda.	2	99.999
Daniel Miguel Klabin	1	0.001
TOTAL	3	100.000

(*)Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARE	
SHAREHOLDERS	**Number**	**% of Capital**
Daniel Miguel Klabin	10,604,389	53.53
Rose Klabin	3,068,340	15.49
Amanda Klabin	3,068,340	15.49
David Klabin	3,068,340	15.49
Other	2	
TOTAL	19,809,411	100.00



16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARE	
SHAREHOLDERS	**Number**	**% of Capital**
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*)Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Joaquim Francisco M. de Carvalho	1,626,651,965	14.03
Fundo de Pensões Banco Espírito Santo de Lisboa (*)	1,168,120,757	10.07
Dresdner Bank AG (*)	1,159,759,765	10.00
Bradesco Capitalização S.A.	1,192,483,939	10.28
Soc, Técnica Monteiro Aranha Ltda.	961,337,879	8.29
Olavo Egydio Monteiro de Carvalho	905,042,208	7.80
AMC Participações S/C Ltda.	599,525,779	5.17
CEJMC Participações S/C Ltda.	599,525,779	5.17
SAMC Participações S/C Ltda.	599,525,779	5.17
Joaquim Álvaro M. de Carvalho	482,525,780	4.16
Treasury shares	195,398,211	1.68
Other (**)	2,107,699,809	18.18
TOTAL	11,597,597,650	100.00

(*)Foreign company.
(**)Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Bradesco Vida e Previdência S.A.	451,623	99.95
Other	236	0.05
TOTAL	451,859	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Vida e Previdência S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Bradesco Seguros S.A.	182,413	100.00
Other	1	
TOTAL	182,414	100.00


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Banco Bradesco S.A.	625,330	99.44
Other	3,541	0.56
TOTAL	628,871	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDER	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Cial de Particip.	118,517,427	47.95	529,371	0.22	119,046,798	24.20
Fundação Bradesco	33,981,581	13.75	11,076,169	4.52	45,057,750	9.16
Banco Bilbao Vizcaya Argentaria S.A. (*)	12,366,285	5.00	12,248,536	5.00	24,614,821	5.00
Banco Espírito Santo (*)	16,377,413	6.63	278,321	0.11	16,655,734	3.39
Other (**)	65,900,480	26.67	220,657,542	90,15	286,558,022	58.25
TOTAL	247,143,186	100.00	244,789,939	100.00	491,933,125	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia. Comercial de Participações

	SHARES	
SHAREHOLDER	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,333,056,605	44.43
Fundação Bradesco	1,724,997,712	32.85
Lia Maria Aguiar	417,744,408	7.96
Lina Maria Aguiar	442,193,236	8.42
Other (*)	332,631,968	6.34
TOTAL	5,250,623,929	100.00

(*)Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDER	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35	300,377,520	73.29
Cx. Benef. dos Funcionários Bradesco			3,511,005	1.65	3,511,005	0.86
Elo Participações S.A.	105,932,096	53.70			105,932,096	25.85
TOTAL	197,272,502	100.00	212,548,119	100.00	409,820,621	100.00

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDER	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Lázaro de Mello Brandão	6,769,981	5.63			6,769,981	3.68
Shareholders (*)	113,556,200	94.37	63,696,077	100.00	177,252,277	96.32
TOTAL	120,326,181	100.00	63,696,077	100.00	184,022,258	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Joaquim Monteiro de Carvalho	15,163,633	99.99998
Other	3	0.00002
TOTAL	15,163,636	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		April 1, 2004		Change					March 31, 2005		
Shareholders	Type	Number of shares	%	Purchase Subscription	Sale	New members	Cancellation of shares	Members' withdrawal	Number of shares	%	Variation %
Controlling shareholders	ON	201,962,562	63.70						201,962,562	63.75	0.05
	PN	132,552,215	22.03	191,000	(1,493,000)				131,250,215	21.84	(0.19)
Members of the Board of Directors	ON	18,763,534	5.92			15,896,629			34,660,163	10.94	5.02
	PN	2,753,727	0.46	101,000	(97,000)	17,092,434		(8)	19,850,153	3.30	2.84
Members of the Executive Board	ON	0	0.00						0	0.00	0.00
	PN	178,000	0.03	1,000	(26,900)	86,938			239,038	0.04	0.01
Members of the Fiscal Council	ON	1	0.00			1,000		(1)	1,000	0.00	0.00
	PN	3,541	0.00						3,541	0.00	0.00
Other Shareholders	ON	96,101,466	30.31			(15,897,629)		1	80,203,838	25.31	(5.00)
	PN	465,368,250	77.33	(293,000)	1,616,900	(17,179,372)		8	449,512,786	74.82	(2.51)
Treasury Shares	ON	221,829	0.07				(221,829)		0	0.00	(0.07)
	PN	895,216	0.15				(895,216)		0	0.00	(0.15)
Total	ON	317,049,392	100.00	0	0	0	(221,829)	0	316,827,563	100.00	(0.00)
	PN	601,750,949	100.00	0	0	0	(895,216)	0	600,855,733	100.00	0.00

3 NUMBER OF SHARES ISSUED BY THE COMPANY THAT ARE DIRECTLY OR INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, EXECUTIVES AND BOARD MEMBERS

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	Total	%
Controlling shareholders	201,962,562	63.75	131,250,215	21.84	333,212,777	36.31
Members of the Board of Directors	34,660,163	10.94	19,850,153	3.30	54,510,316	5.94
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,541		4,541	

4 NUMBER OF OUTSTANDING SHARES

	SHARES					
	COMMON	%	PREFERRED	%	TOTAL	%
Controlling shareholders/ treasury shares	201,962,562	63.75	131,250,215	21.84	333,212,777	36.31
Outstanding shares	114,865,001	36.25	469,605,518	78.16	584,470,519	63.69
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**


Rubricado tão-somente
para fins de identificação.
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2005, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The purpose of our review was to issue a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The Company and consolidated statements of cash flows for the quarters ended March 31, 2005 and 2004, presented for purposes of providing supplemental information on the Company and its subsidiaries, are not a required part of the interim financial statements. The statements of cash flows for the quarters ended March 31, 2005 and 2004 have been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to these supplemental financial statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the quarters ended March 31, 2005 and 2004 taken as a whole.

5. We had previously audited the Company and consolidated balance sheets as of December 31, 2004, and reviewed the statements of income for the quarter ended March 31, 2004, presented for comparative purposes, and issued an unqualified opinion thereon and unqualified review report thereon, dated February 4, 2005 and April 23, 2004, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 22, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

Rubricado tão-somente
para fins de identificação.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89,637,490/0001-45

CONTENTS